U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-39137

AnPac Bio-Medical Science Co., Ltd.

801 Bixing Street, Bihu County

Lishui, Zhejiang Province 323006

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

AnPac Bio-Medical Science Co., Ltd. (the “Company”) has been notified by the Office of the General Counsel of The Nasdaq Stock Market LLC that the Company has regained compliance with the $1 per share bid price requirement of Listed Securities required for continued listing as set forth in Listing Rule 5450(a)(1). The Company will remain under the Mandatory Panel Monitor until June 9, 2023, imposed by a previous Hearings Panel’s decision on June 9, 2022.

On June 9, 2022, AnPac Bio-Medical Science Co., Ltd. (the “Company”) received the determination from The Nasdaq Stock Market LLC (“Nasdaq”) that the Company has regained compliance with the requirements to remain listed in The Nasdaq Capital Market subject to a one-year Mandatory Panel Monitor of the Company’s ongoing compliance with such requirements as set force in Listing Rule 5815(d)(4)(B). If, within that one-year monitoring period, Listing Qualifications staff (“Staff”) finds the Company again out of compliance with the requirement that was the subject of the exception, notwithstanding Rule 5810(c)(2), the Company will not be permitted to provide the Staff with a plan of compliance with respect to that deficiency and Staff will not be permitted to grant additional time for the Company to regain compliance with respect to that deficiency, nor will the company be afforded an applicable cure or compliance period pursuant to Rule 5810(c)(3). Instead, Staff will issue a Staff Delist Determination and the Company will have an opportunity to request a new hearing with the initial Hearings Panel or a newly convened Hearings Panel if the initial Hearings Panel is unavailable. The Company will have the opportunity to respond/present to the Hearings Panel as provided by Listing Rule 5815(d)(4)(C). If the hearing is unsuccessful, the Company’s securities may be at that time delisted from Nasdaq.

On September 9, 2022, the Company received a Staff determination letter (the “Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company of the Staff’s determination to delist the Company’s securities from The Nasdaq Capital Market due to its failure to regain compliance with the $1 Bid Rule within the 180 calendar day Compliance Period.

On September 16, 2022, the Company filed a request for a hearing before the NASDAQ Hearings Panel to present its financial data including Shareholders’ Equity and plan with the applicable listing requirements. This request was due to a Staff determination letter (the “Letter”) on September 9, 2022 from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company of the Staff’s determination to delist the Company’s securities from The Nasdaq Capital Market due to the Company’s failure to regain compliance with the $1 per share bid price requirement of Listed Securities required for continued listing as set forth in Listing Rule 5450(a)(1) (the “$1 Bid Rule”), following the 180 calendar day compliance period set forth in Listing Rule 5810(c)(3)(A) (the “Compliance Period”). On September 16, 2022, Company received a letter from Nasdaq granting the appeal and scheduling the Nasdaq Hearings Panel for October 20, 2022.

During the hearing held on October 20, 2022, the Company presented its plan (including share reverse split) to regain compliance with $1 Bid Rule, and the Company’s request for continued listing on The Capital Market has been granted on the condition that before November 23, 2022, the Company shall demonstrate compliance with Listing Rule 5550(a)(2), the $1 Bid Price Rule.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated November 30, 2022

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

AnPac Bio-Medical Science Co., Ltd.

By:	/s/ Haohan Xu
	Name:	Haohan Xu
	Title:	Co-Chief Executive Officer

Dated: November 30, 2022